UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K for 5 December, 2022
Commission File Number 1-31615
Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.
Form 20-F __X__ Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-
T Rule 101(b)(1):
Yes _____ No __X__
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-
T Rule 101(b)(7):
Yes _____ No __X__
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.
Yes _____ No __X__

ENCLOSURES:

Sens Announcements dated 5 December 2022: Results of the annual general meeting of Sasol held on Friday, 2 December 2022

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share code:
JSE: SOL NYSE: SSL
Sasol Ordinary ISIN codes: ZAE000006896 US8038663006
Sasol BEE Ordinary Share code: JSE: SOLBE1
Sasol BEE Ordinary ISIN code: ZAE000151817
(Sasol or the Company)

RESULTS OF THE ANNUAL GENERAL MEETING OF SASOL HELD ON FRIDAY, 2 DECEMBER
2022
Sasol shareholders are hereby advised of the results of the business conducted at Sasol’s annual general meeting held on Friday, 2 December 2022.
All the resolutions were passed by the requisite majority of voting rights exercised. The results are as follows:

1.
The audited annual financial statements of the Company and the Group, including the reports of the directors, external auditors, the Audit Committee and the Safety, Social and Ethics
Committee for the financial year ended 30 June 2022, were presented.
2.
Non-binding advisory resolution number 1: To endorse, on a non-binding advisory basis, the
Company’s remuneration policy
Total number of
shares voted
Percentage
shares voted*
Percentage
for**
Percentage
against**
Percentage
abstained*
446 555 832 69,70% 92,92% 7,08% 0,18%
3.
Non-binding advisory resolution number 2: To endorse, on a non-binding advisory basis, the implementation report of the Company’s remuneration policy
Total number of
shares voted
Percentage
shares voted*
Percentage
for**
Percentage
against**
Percentage
abstained*
446 550 669 69,70% 94,89% 5,11% 0,18%
4.
Non-binding advisory resolution number 3: To endorse, on a non-binding advisory basis, the
Company’s climate change management approach, including its climate change ambition, strategy and progress towards achieving the 2030 target and 2050 net zero ambition
Total number of
shares voted
Percentage
shares voted*
Percentage
for**
Percentage
against**
Percentage
abstained*
437 612 040 68,31% 94,05% 5,95% 1,57%

5.
Ordinary resolution number 1- 1: To re-elect Ms K C Harper as a director of the Company
Total number of
shares voted
Percentage
shares voted*
Percentage
for**
Percentage
against**
Percentage
abstained*
446 543 319 69,70% 99,93% 0,07% 0,18%
6.
Ordinary resolution number 1- 2: To re-elect Mr V D Kahla as a director of the Company
Total number of
shares voted
Percentage
shares voted*
Percentage
for**
Percentage
against**
Percentage
abstained*
446 535 107 69,70% 99,91% 0,09% 0,18%
7.
Ordinary resolution number 1- 3: To re-elect Ms G M B Kennealy as a director of the
Company
Total number of
shares voted
Percentage
shares voted*
Percentage
for**
Percentage
against**
Percentage
abstained*
446 536 490 69,70% 99,09% 0,91% 0,18%
8.
Ordinary resolution number 1- 4: To re-elect Mr S A Nkosi as a director of the Company
Total number of
shares voted
Percentage
shares voted*
Percentage
for**
Percentage
against**
Percentage
abstained*
446 521 632 69,70% 99,14% 0,86% 0,18%
9.
Ordinary resolution number 2: To elect Mr H A Rossouw as director of the Company
Total number of
shares voted
Percentage
shares voted*
Percentage
for**
Percentage
against**
Percentage
abstained*
446 607 507 69,71% 97,63% 2,37% 0,17%
10.
Ordinary resolution number 3: Appointment of PricewaterhouseCoopers Inc as the independent auditor of the Company and the Group for the financial year ending 30 June
2023, to hold office until the end of the next AGM
Total number of
shares voted
Percentage
shares voted*
Percentage
for**
Percentage
against**
Percentage
abstained*
446 619 482 69,71% 99,67% 0,33% 0,17%
11.
Ordinary resolution number 4- 1: To elect Ms K C Harper as member of the Audit Committee of the Company to hold office until the end of the next AGM
Total number of
shares voted
Percentage
shares voted*
Percentage
for**
Percentage
against**
Percentage
abstained*
446 537 912 69,70% 98,56% 1,44% 0,18%

12.
Ordinary resolution number 4- 2: To elect Ms G M B Kennealy as member of the Audit
Committee of the Company to hold office until the end of the next AGM
Total number of
shares voted
Percentage
shares voted*
Percentage
for**
Percentage
against**
Percentage
abstained*
446 529 098 69,70% 98,40% 1,60% 0,18%
13.
Ordinary resolution number 4- 3: To elect Ms N N A Matyumza as member of the Audit
Committee of the Company to hold office until the end of the next AGM
Total number of
shares voted
Percentage
shares voted*
Percentage
for**
Percentage
against**
Percentage
abstained*
446 522 530 69,70% 97,23% 2,77% 0,18%
14.
Ordinary resolution number 4- 4: To elect Mr S Subramoney as member of the Audit
Committee of the Company to hold office until the end of the next AGM
Total number of
shares voted
Percentage
shares voted*
Percentage
for**
Percentage
against**
Percentage
abstained*
446 515 405 69,70% 98,27% 1,73% 0,19%
15.
Ordinary resolution number 4- 5: To elect Mr S Westwell as member of the Audit Committee of the Company to hold office until the end of the next AGM
Total number of
shares voted
Percentage
shares voted*
Percentage
for**
Percentage
against**
Percentage
abstained*
446 518 728 69,70% 96,14% 3,86% 0,18%
16.
Ordinary resolution number 5: To place the authorised but unissued shares in the capital of the Company under the control and authority of directors of the Company and to authorise the
directors to allot and issue such shares at such times as the directors may from time to time and in their discretion deem fit
Total number of
shares voted
Percentage
shares voted*
Percentage
for**
Percentage
against**
Percentage
abstained*
446 548 141 69,70% 79,49% 20,51% 0,18%
17.
Special resolution number 1: To authorise the Board to approve that financial assistance may be granted by the Company in terms of sections 44 and 45 of the Companies Act
Total number of
shares voted
Percentage
shares voted*
Percentage
for**
Percentage
against**
Percentage
abstained*
446 553 400 69,70% 97,58% 2,42% 0,18%

18.
Special resolution number 2: To authorise the Board to approve the general repurchase by the
Company or by any of its subsidiaries, of any of the Company’s ordinary shares and/or Sasol
BEE Ordinary Shares
Total number of
shares voted
Percentage
shares voted*
Percentage
for**
Percentage
against**
Percentage
abstained*
446 499 545 69,69% 77,80% 22,20% 0,19%
19.
Special resolution number 3: To authorise the Board to approve the purchase by the
Company (as part of a general repurchase in accordance with special resolution number 2), of any of the Company’s ordinary shares and/or Sasol BEE Ordinary Shares from a director and/or a prescribed officer of the Company, and/or
persons related to a director or prescribed
officer of the Company
Total number of
shares voted
Percentage
shares voted*
Percentage
for**
Percentage
against**
Percentage
abstained*
446 500 323 69,69% 99,36% 0,64% 0,19%
20.
Special resolution number 4: To approve the adoption of the Sasol Long-Term Incentive Plan
2022 for the benefit of employees of the Sasol Group
Total number of
shares voted
Percentage
shares voted*
Percentage
for**
Percentage
against**
Percentage
abstained*
446 589 457 69,71% 81,25% 18,75% 0,17%
21.
Special resolution number 5: To authorise the Board to issue up to 32 000 000 ordinary shares pursuant to the rules of the Sasol Long-Term Incentive Plan 2022
Total number of
shares voted
Percentage
shares voted*
Percentage
for**
Percentage
against**
Percentage
abstained*
446 551 758 69,70% 82,64% 17,36% 0,18%
22.
Special resolution number 6: To amend clause 9.1.4 of the Company’s Memorandum of
Incorporation
Total number of
shares voted
Percentage
shares voted*
Percentage
for**
Percentage
against**
Percentage
abstained*
446 548 423 69,70% 99,80% 0,20% 0,18%
23.
Special resolution number 7: To amend the Company’s Memorandum of Incorporation to remove obsolete references
Total number of
shares voted
Percentage
shares voted*
Percentage
for**
Percentage
against**
Percentage
abstained*
446 571 741 69,70% 99,98% 0,02% 0,18%

24.
Special resolution number 8: To authorise the directors to issue all or any of the Ordinary
Shares and/or any options/ convertible securities that are convertible into Ordinary Shares, which they shall have been authorised to allot and issue in terms of ordinary resolution number 5
Total number of
shares voted
Percentage
shares voted*
Percentage
for**
Percentage
against**
Percentage
abstained*
446 594 388 69,71% 79,23% 20,77% 0,17%
* Based on the total number of Sasol Ordinary Shares and Sasol BEE Ordinary Shares in issue, being 640 667 612, as at
Friday, 25 November 2022, being the Record Date of the annual general meeting.
** Based on the total number of shares that voted for or against a resolution at the annual general meeting.
5 December 2022
Sandton

Sponsor: Merrill Lynch South Africa (Pty) Limited t/a BofA Securities

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: 5 December 2022 By: /sgd/M du Toit
Name: M du Toit
Title: Group Company Secretary